UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 33)*

Under the Securities Exchange Act of 1934

Titanium Metals Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

888339 10 8
(CUSIP Number)

Steven L. Watson
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2012
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.  888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Valhi Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 48,399,906
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 48,399,906
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,399,906
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Dixie Rice Agricultural Corporation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 48,399,906
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 48,399,906
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,399,906
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 51,722,261
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 51,722,261
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,722,261
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) The Combined Master Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,956,429
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,956,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,956,429
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

CUSIP No.  888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Annette C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,871,007
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,871,007
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,871,007
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.  888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Harold C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,630,787
	8	SHARED VOTING POWER 89,027,872
	9	SOLE DISPOSITIVE POWER 5,630,787
	10	SHARED DISPOSITIVE POWER 89,027,872
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,630,787
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 33
TO SCHEDULE 13D

This Schedule 13D, as amended (collectively, this “Schedule 13D”), relates to the common stock, par value $0.01 per share (the “Shares”), of Titanium Metals Corporation, a Delaware corporation (the “Company”).  The persons (the “Reporting Persons”) filing this Amendment No. 33 to this Schedule 13D (this “Amendment”) report that on or before the close of business on December 4, 2012, each of the Reporting Persons had tendered all of such Reporting Person’s Shares into the Tender Offer (as defined below).

Items 4, 6 and 7 of this Statement are hereby amended as set forth below.

Item 4.	Purpose of Transaction

Item 4 is amended or supplemented as follows.

This Amendment relates to the cash tender offer (the “Tender Offer”) by ELIT Acquisition Sub Corp., a Delaware corporation (“ELIT”), to purchase all of the outstanding Shares at a purchase price of $16.50 per share, payable net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law.  The Tender Offer is disclosed in the Schedule TO, and is upon the terms and subject to the conditions set forth in the related Offer to Purchase dated November 20, 2012 (the “Offer to Purchase”) and Letter of Transmittal (as they may be amended or supplemented).  The description of the Tender Offer is qualified in its entirety by the terms of the Tender Offer described in the Schedule TO and its exhibits and the Schedule 14D-9 (together with the exhibits thereto, as it may be amended or supplemented) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on November 20, 2012.

As of the close of business on December 4, 2012, the Company had 175,061,774 Shares outstanding (the “Outstanding Shares”) based on information from the Company.

Section 11 entitled “The Merger Agreement and Related Agreements” in the Offer to Purchase contains descriptions of each of the following agreements:

•	Merger Agreement;
•	Support Agreement;
•
401(k) Support Agreement dated November 9, 2012, by and among Precision Cast Parts Corp., an Oregon corporation and the sole stockholder of ELIT (“PCC”), ELIT and Contran Corporation, a Delaware corporation and a Reporting Person (“Contran”);

•	Acknowledgement and Agreement;
•	The Combined Master Retirement Trust Support Letter dated November 14, 2012 (the “CMRT Support Letter”);
•	Mutual Confidentiality Agreement dated October 15, 2012, by and between PCC and Contran.

Such descriptions are incorporated herein by reference, but are qualified in their entirety by reference to the specific agreements, which are the actual legal documents governing the respective rights and obligations of the parties with respect to each such agreement.  These agreements are filed as exhibits to this Amendment.

Each of these agreements has been included as an exhibit to this Statement to provide information regarding their terms.  Factual disclosures about the parties to the agreements, or any of their respective affiliates contained in this Statement or any of their respective public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosure about such parties or any of their respective affiliates contained in the agreement. The representations, warranties and covenants contained in each of the agreements were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate.  In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, parties to the agreements or their respective affiliates.  Moreover, information concerning the subject matter of these representations and warranties, which do not purport to be accurate as of the date of the agreement may have changed since the date of the agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Amendment.  Except as expressly provided otherwise in each of the agreements, stockholders and other investors are not third-party beneficiaries under the agreements and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the parties to the agreements or any of their respective subsidiaries or affiliates

Pursuant to the Support Agreement, on or before the close of business on December 4, 2012, each Reporting Person who is required to tender under the Support Agreement tendered all of such party’s Shares into the Tender Offer, as follows:

Reporting Person	Shares Tendered	Percentage of the Shares Tendered of the Outstanding Shares

Valhi Holding Company	41,878,081	23.9%
Annette C. Simmons	21,856,875	12.5%
Harold C. Simmons	5,630,787	3.2%
Kronos Worldwide, Inc.	4,245,769	2.4%
Contran Corporation	3,322,355	1.9%
NL Industries, Inc.	882,568	0.5%
Valhi, Inc.	826,959	0.5%
NL Environmental Services, Inc.	566,529	0.3%
The Annette Simmons Grandchildren’s Trust	14,132	0.0%
TOTAL	79,224,055	45.3%

Pursuant to the Support Agreement, each Reporting Person who is required to tender under the Support Agreement is also contractually committed not to withdraw its Shares from the Tender Offer so long as the Tender Offer remains outstanding, unless the Reporting Person receives the consent of PCC.

Pursuant to the CMRT Support Letter, on or before the close of business on December 4, 2012 and subject to the exercise of its fiduciary duties on behalf of its constituencies, and other relevant considerations, the CMRT tendered all of its 15,434,604 Shares into the Tender Offer, representing 8.8% of the Outstanding Shares.  The CMRT has no contractual obligations not to withdraw its Shares from the Tender Offer and will continue to exercise its fiduciary duties on behalf of its constituencies, and other relevant considerations with respect to its tendered Shares.

The information included in Item 6 of this Statement is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended or supplemented as follows.

Item 4 of this Amendment is incorporated herein by reference.

As previously disclosed in this Schedule 13D, Contran and PlainsCapital Bank had entered into a Credit Agreement dated as of October 2, 2009, as such agreement has been subsequently amended from time to time.  The total amount of Shares Valhi Holding Company (“VHC”) had pledged under the Plains Capital Credit Agreement was 16,820,769 Shares.  PlainsCapital Bank subsequently released such Shares from the pledge and VHC tendered such Shares into the Tender Offer free of any liens.

As previously disclosed in this Schedule 13D, Contran and VHC had entered into a Pledge Agreement whereby VHC had pledged 57,312 Shares to the Contran Deferred Compensation Trust No. 3 (the “CDCT No. 3”) in order to secure certain of Contran’s obligations under a certain deferred compensation agreement.  The CDCT No. 3 subsequently released such Shares from the pledge and VHC tendered such Shares into the Tender Offer free of any liens.

Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Amendment has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to Shares, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended and restated as follows.

Exhibit 1*
Agreement and Plan of Merger, dated November 9, 2012, among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Titanium Metals Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on November 14, 2012 by Titanium Metals Corporation).

Exhibit 2*
Support Agreement, dated November 9, 2012, among Precision Castparts Corporation, ELIT Acquisition Sub Corp., Contran Corporation, and the Stockholders set forth on Schedule 1 thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on November 14, 2012 by Titanium Metals Corporation).

Exhibit 3*
401(k) Support Agreement dated November 9, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Contran Corporation that was filed with the U.S. Securities and Exchange Commission on November 20, 2012 by Precision Castparts Corp. and ELIT Acquisition Sub Corp. (incorporated by reference to Exhibit (d)(C) to the Tender Offer Statement on Schedule TO (Securities Exchange Act File No. 001-10348) that was filed with the U.S. Securities and Exchange Commission on November 20, 2012 by Precision Castparts Corp. and ELIT Acquisition Sub Corp.).

Exhibit 4*
The Combined Master Retirement Trust Support Letter dated November 14, 2012 (incorporated herein by reference to Exhibit 3 to Precision Castparts Corp.’s Schedule 13D  (Securities Exchange Act File No. 001-10348) filed with the U.S. Securities and Exchange Commission on November 19, 2012).

Exhibit 5*
Acknowledgment and Agreement, dated November 19, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. Titanium Metals Corporation and Valhi Holding Company (incorporated by reference to Exhibit (d)(F) to the Tender Offer Statement on Schedule TO (Securities Exchange Act File No. 001-10348) that was filed with the U.S. Securities and Exchange Commission on November 20, 2012 by Precision Castparts Corp. and ELIT Acquisition Sub Corp.).

Exhibit 6*
Mutual Confidentiality Agreement dated October 15, 2012, by and between Precision Castparts Corp. and Contran Corporation (incorporated by reference to Exhibit (d)(G) to the Tender Offer Statement on Schedule TO (Securities Exchange Act File No. 001-10348) that was filed with the U.S. Securities and Exchange Commission on November 20, 2012 by Precision Castparts Corp. and ELIT Acquisition Sub Corp.).

*           Previously filed.

The representations, warranties and covenants contained in the agreements in the Exhibit List were made solely for purposes of the specific agreements and as of specific dates, were solely for the benefit of the parties to the agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between or among the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders.  Security holders are not third-party beneficiaries under the agreements and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the contracting parties.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the agreements, which subsequent information may or may not be fully reflected in a contracting party’s public disclosures.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 7, 2012

/s/ Harold C. Simmons
Harold C. Simmons
Signing in the capacities listed on Schedule “A” attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 7, 2012

/s/ Steven L. Watson
Steven L. Watson
Signing in the capacities listed on Schedule “A” attached hereto and incorporated herein by reference.

EXHIBIT INDEX

Exhibit 1*
Agreement and Plan of Merger, dated November 9, 2012, among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Titanium Metals Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on November 14, 2012 by Titanium Metals Corporation).

Exhibit 2*
Support Agreement, dated November 9, 2012, among Precision Castparts Corporation, ELIT Acquisition Sub Corp., Contran Corporation, and the Stockholders set forth on Schedule 1 thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on November 14, 2012 by Titanium Metals Corporation).

Exhibit 3*
401(k) Support Agreement dated November 9, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Contran Corporation that was filed with the U.S. Securities and Exchange Commission on November 20, 2012 by Precision Castparts Corp. and ELIT Acquisition Sub Corp. (incorporated by reference to Exhibit (d)(C) to the Tender Offer Statement on Schedule TO (Securities Exchange Act File No. 001-10348) that was filed with the U.S. Securities and Exchange Commission on November 20, 2012 by Precision Castparts Corp. and ELIT Acquisition Sub Corp.).

Exhibit 4*
The Combined Master Retirement Trust Support Letter dated November 14, 2012 (incorporated herein by reference to Exhibit 3 to Precision Castparts Corp.’s Schedule 13D  (Securities Exchange Act File No. 001-10348) filed with the U.S. Securities and Exchange Commission on November 19, 2012).

Exhibit 5*
Acknowledgment and Agreement, dated November 19, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. Titanium Metals Corporation and Valhi Holding Company (incorporated by reference to Exhibit (d)(F) to the Tender Offer Statement on Schedule TO (Securities Exchange Act File No. 001-10348) that was filed with the U.S. Securities and Exchange Commission on November 20, 2012 by Precision Castparts Corp. and ELIT Acquisition Sub Corp.).

Exhibit 6*
Mutual Confidentiality Agreement dated October 15, 2012, by and between Precision Castparts Corp. and Contran Corporation (incorporated by reference to Exhibit (d)(G) to the Tender Offer Statement on Schedule TO (Securities Exchange Act File No. 001-10348) that was filed with the U.S. Securities and Exchange Commission on November 20, 2012 by Precision Castparts Corp. and ELIT Acquisition Sub Corp.).

*           Previously filed.

The representations, warranties and covenants contained in the agreements in the Exhibit List were made solely for purposes of the specific agreements and as of specific dates, were solely for the benefit of the parties to the agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between or among the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders.  Security holders are not third-party beneficiaries under the agreements and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the contracting parties.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the agreements, which subsequent information may or may not be fully reflected in a contracting party’s public disclosures.